15045373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 18 2015
Washington DC
404

SEC FILE NUMBER
8-69248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BH SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1934 W. EVERGREEN
(No. and Street)

CHICAGO (City) IL (State) 60622 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY PHILLIPS (312) 952-6576
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOPEL FORMAN, L.L.C.
(Name – *if individual, state last, first, middle name*)

500 N MICHIGAN AVE (Address) CHICAGO (City) IL (State) 60611 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BH SECURITIES, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

OFFICIAL SEAL
ANN E LYMAN
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires March 5, 2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BH SECURITIES, LLC

Financial Statements
For the Year Ended
December 31, 2014

BH SECURITIES, LLC

Index

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of BH Securities, LLC

We have audited the accompanying financial statements of BH Securities, LLC (a wholly-owned Delaware Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. BH Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of BH Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information identified in the index has been subjected to audit procedures performed in conjunction with the audit of BH Securities, LLC's financial statements. The supplemental information is the responsibility of BH Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Topel Forman, L.L.C.

Topel Forman L.L.C.

Chicago, Illinois
February 9, 2015

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

BH SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	62,502
Prepaid expenses and deposits		2,751
Total assets	$	65,253

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	2,000
Total liabilities	$	2,000
MEMBER'S EQUITY	$	63,253
Total liabilities and member's equity	$	65,253

(The accompanying notes are an integral part of these financial statements.)

BH SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES		
Total revenues	$	-
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional services	$	28,318
IT, data and communications		1,935
Licenses and registrations		1,400
Other operating expenses		576
Total expenses	$	32,229
NET LOSS	$	(32,229)

(The accompanying notes are an integral part of these financial statements.)

BH SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, January 1, 2014	$ 95,482
Net loss	(32,229)
Balance, December 31, 2014	$ 63,253

(The accompanying notes are an integral part of these financial statements.)

BH SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(32,229)
Adjustments to reconcile net loss to cash used in operating activities:		
Change in prepaid expenses and deposits		(350)
Change in accounts payable		(270)
NET CASH USED IN OPERATING ACTIVITIES	$	(32,849)
NET DECREASE IN CASH AND CASH EQUIVALENTS	$	(32,849)
CASH AND CASH EQUIVALENTS:		
Beginning of period		95,351
End of period	$	62,502

(The accompanying notes are an integral part of these financial statements.)

Note 1. Organization and Description of Business

BH Securities, LLC (the Company) is a Delaware limited liability company established on February 14, 2013 and is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company received approval to operate as a licensed broker-dealer on July 31, 2013. The Company is headquartered in Chicago, Illinois.

The Company's primary business is investment banking services. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. It operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is accordingly exempt from the operating provisions of that rule.

Note 2. Significant Accounting Policies

The following is a summary of the Company's significant accounting policies:

Basis of presentation: The Company follows U.S. Generally Accepted Accounting Principles (U.S. GAAP) as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, changes in member's equity and cash flows.

Cash and cash equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash deposits in high-quality financial institutions. Balances at times may exceed federally insured limits.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Securities transactions and fees are recorded on the trade date as transactions occur. Investment banking revenue includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

Note 2. Significant Accounting Policies - Continued

Income taxes: The Company is taxed as a single member LLC and is considered a disregarded entity under the provisions of the Internal Revenue Code and is accordingly not subject to federal or state income taxes. Instead, the member is liable for federal and state income taxes on its respective share of the taxable income of the Company. Accordingly, no provision for federal or state income tax has been provided for in the accompanying financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no uncertain income tax positions through December 31, 2014. The Company is generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2012. The Company would recognize penalties and interest related to uncertain tax positions in income tax expense.

Note 3. Fair Value of Financial Instruments

The Company's short term financial instruments consist of cash and cash equivalents, receivables, and current liabilities. The carrying value of these short term instruments approximates their estimated fair values based on the instruments' short term nature.

Note 4. Net Capital Requirements

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2014, the Company had net capital of $60,502, which was $55,502 in excess of its required net capital $5,000. The net capital rule may effectively restrict the withdrawal of member's equity.

Note 5. Subsequent Events

Management has evaluated subsequent events through February 9, 2015, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

BH SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL:

Total member's equity	$	63,253
Less non-allowable assets:		
Prepaid expenses and deposits	$	2,751
Net capital before haircuts	$	60,502
Less haircuts		-
Net capital	$	60,502
Minimum net capital required		5,000
Excess net capital	$	55,502
Aggregate indebtedness	$	2,000
Percentage of aggregate indebtedness to net capital		3.31%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There is no material difference between the net capital computation on the Company's unaudited FOCUS Report Part IIA form X-17A-5 and the computation reflected above as of December 31, 2014.

BH SECURITIES, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BH Securities, LLC

We have reviewed management's statements, included in the accompanying the Exemption Report, in which (1) BH Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BH Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2(i)) (the "exemption provisions") and (2) BH Securities, LLC stated that BH Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BH Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BH Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Topel Forman, L.L.C.

Topel Forman L.L.C.

Chicago, Illinois
February 9, 2015

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

BH Securities, LLC
1934 West Evergreen
Chicago, IL 60622

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 9, 2015

Topel Forman, LLC
500 N. Michigan Ave. Suite 1700
Chicago, IL 60611

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

BH Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________________

Name: Gregory Phillips

Title: CEO